Exhibit 99.2

Celyad Oncology SA

Interim consolidated statement of comprehensive income

(€‘000)	For the Three- month period ended March 31, 2021
Revenue	—
Cost of sales	—
Gross profit	—
Research and Development expenses	(4,739)
General & Administrative expenses	(2,341)
Change in fair value of contingent consideration	(2,220)
Other income	670
Other expenses	(145)
Operating Loss	(8,774)
Financial income	140
Financial expenses	(66)
Loss before taxes	(8,701)
Income taxes	—
Loss for the period	(8,701)
Basic and diluted loss per share (in €)	(0.61)

Other comprehensive income/(loss)
Items that will not be reclassified to profit and loss	—
Remeasurement of post-employment benefit obligations, net of tax	—
Items that may be subsequently reclassified to profit or loss	8
Currency translation differences	8
Other comprehensive income / (loss) for the period, net of tax	8

Total comprehensive loss for the period	(8,693)
Total comprehensive loss for the period attributable to Equity Holders	(8,693)

Celyad Oncology SA

Interim consolidated statement of financial position

(€’000)	March 31, 2021
NON-CURRENT ASSETS	46,268
Intangible assets	36,181
Property, Plant and Equipment	3,807
Non-current Trade and Other receivables	2,199
Non-current Grant receivables	3,837
Other non-current assets	244
CURRENT ASSETS	15,833
Trade and Other Receivables	590
Current Grant receivables	816
Other current assets	2,294
Short-term investments	—
Cash and cash equivalents	12,133

TOTAL ASSETS	62,101

EQUITY	25,319
Share Capital	50,123
Share premium	44,188
Other reserves	31,535
Accumulated deficit	(100,527)
NON-CURRENT LIABILITIES	25,667
Bank loans	—
Lease liabilities	2,341
Recoverable Cash advances (RCAs)	4,701
Contingent consideration payable and other financial liabilities	17,746
Post-employment benefits	614
Other non-current liabilities	264
CURRENT LIABILITIES	11,115
Bank loans	19
Lease liabilities	1,039
Recoverable Cash advances (RCAs)	341
Trade payables	4,532
Other current liabilities	5,185

TOTAL EQUITY AND LIABILITIES	62,101